Exhibit 99.1

EXECUTION VERSION

17 September 2024

SHARE PURCHASE AND SALE AGREEMENT

between

PSYENCE GROUP INC.

and

PSYENCE BIOMEDICAL LTD.

and

PSYENCE LABS LTD.

SHARE PURCHASE AND SALE AGREEMENT

THIS AGREEMENT is made and entered into as of September 17, 2024, by and among Psyence Group Inc. (the "Seller"), a corporation organized under the laws of Ontario, Canada, and Psyence Biomedical Ltd. (the "Purchaser"), a corporation organized under the laws of Ontario, Canada, and Psyence Labs Ltd., a company duly incorporated in the British Virgin Islands (the "Company"). Each of the Seller, the Purchaser and the Company are also referred to herein as a "Party" and, collectively, as the "Parties". The term "Agreement" as used herein refers to this Purchase and Sale Agreement, as the same may be amended from time to time.

RECITALS

WHEREAS, the Seller is the legal and beneficial owner of 1,000 in a single class with a par value of US$0.01 (the "Sale Shares") in the capital of the Company, representing 11.13% of the issued share capital of the Company;

AND WHEREAS the Seller wishes to sell and the Purchaser wishes to purchase the Sale Shares;

AND WHEREAS the Company wishes to facilitate such purchase and sale;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and subject to the terms and conditions set forth in this Agreement, the Parties, intending to be legally bound, hereby agree as follows:

1	INTERPRETATION

1.1	In this Agreement, unless the context indicates a contrary intention, the following words and expressions bear the meanings assigned to them and cognate expressions bear corresponding meanings –

1.1.1	"Due Diligence Investigation" means the due diligence to be conducted by the Purchase on the Company and the Sale Equity as contemplated in clause 4;

1.1.2	"Due Diligence Period" means the period ending at on 31 October 2024, or such other period as may be agreed between the Seller and the Purchaser in writing;

1.1.3	"Closing Time" means the time on the Effective Date at which the closing of the purchase and sale contemplated hereby is declared effective by the Parties;

1.1.4	"Conditions Precedent" means the suspensive conditions set out in clause 3;

1.1.5	"Consideration Shares" means that number of common shares amounting to the Purchase Consideration having no par value in the share capital of the Purchaser as determined in accordance with clause 6.1, such common shares, upon registration, being free trading on the Nasdaq as confirmed by a registered dealer having the regulatory status to trade the shares on behalf of the Seller;

1.1.6	"Closing" means closing as contemplated in clause 7;

1.1.7	"Company" means Psyence Labs Ltd., a private company incorporated in the British Virgin Islands under company registration number 2136220;

1.1.8	"Effective Date" means the day upon which the Conditions Precedent are fulfilled or waived;

1.1.9	"Parties" means the parties to this Agreement;

1.1.10	"Purchase Consideration" shall be USD1,100,000;

1.1.11	"Purchaser" means Psyence Biomedical Ltd, registration number 1000582144, a publicly traded company on the NASDAQ duly incorporated in Ontario, Canada;

1.1.12	"Sale Claims" means all amounts of any nature whatsoever owing by the Company to the Seller on the Effective Date from any cause whatsoever, including by way of loan account or otherwise, in contract or in delict, actual or contingent, and includes any interest accrued thereon;

1.1.13	"Sale Equity" means the Sale Shares and the Sale Claims, provided that if there are no Sale Claims then any reference to "Sale Equity" shall be construed as a reference to the Sale Shares;

1.1.14	"Seller" means Psyence Group Inc., registration number 1000769991, a publicly traded company on the CSE, duly incorporated in Ontario, Canada; and

1.1.15	"Signature Date" means the date of signature of this Agreement by the Party last signing.

1.2	In this Agreement -

1.2.1	clause headings and the heading of the Agreement are for convenience only and are not to be used in its interpretation;

1.2.2	an expression which denotes -

1.2.2.1	any gender includes the other genders;

1.2.2.2	a natural person includes a juristic person and vice versa;

1.2.2.3	the singular includes the plural and vice versa;

1.2.2.4	a Party includes a reference to that Party’s successors in title and assigns allowed at law; and

1.2.2.5	a reference to a consecutive series of two or more clauses is deemed to be inclusive of both the first and last mentioned clauses.

1.3	The rule of construction that this Agreement shall be interpreted against the Party responsible for the drafting of this Agreement, shall not apply.

1.4	Any reference in this Agreement to "this Agreement" or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document, as amended, varied, novated or supplemented from time to time.

1.5	In this Agreement the words "clause" or "clauses" and "annexure" or "annexures" refer to clauses of and annexures to this Agreement.

2	introduction

2.1	The Seller is the registered holder and beneficial owner of the Sale Equity.

2.2	The Purchaser wishes to purchase the Sale Equity from the Seller, and the Seller is prepared to sell the Sale Equity to the Purchaser on the terms and subject to the conditions herein contained, on the basis that the Purchaser is completely familiar (or has familiarised itself) with all aspects of the Company's operations and affairs.

2.3	The Parties wish to record in writing their agreement in respect of the above and matters ancillary thereto.

3	CONDITIONs precedent

3.1	Save for clauses 1 to 4, and clauses 9 to 15 all of which will become effective immediately, this Agreement is subject to the fulfilment of the Conditions Precedent that by no later than 31 October 2024 -

3.1.1	the board of directors of the Purchaser approves and ratifies the entering into of this Agreement and all other agreements and transactions contemplated herein;

3.1.2	the board of directors of the Seller approves and ratifies the entering into of this Agreement and all other agreements and transactions contemplated herein;

3.1.3	the Purchaser has obtained all such shareholder, corporate and regulatory approvals as may be required to implement the terms of this Agreement and all other agreements and transactions contemplated herein;

3.1.4	the Seller has obtained all such shareholder, corporate and regulatory approvals as may be required to implement the terms of this Agreement and all other agreements and transactions contemplated herein;

3.1.5	the Company has produced (whether itself or via a third party CMO) a 20g psilocybin non-GMP demonstration batch by a developed process to verify yield and quality; and

3.1.6	the Purchaser has confirmed in writing that it, in its sole discretion, is satisfied the outcome of the Due Diligence Investigation.

3.2	Unless all the Conditions Precedent have been fulfilled or waived by not later than the relevant dates for fulfilment thereof set out in clause 3.1 (or such later date or dates as may be agreed in writing between the Parties) the provisions of this Agreement, save for clauses 1 to 4, and clauses 9 to 15, which will remain of full force and effect, will never become of any force or effect and the status quo ante will be restored as near as may be and none of the Parties will have any claim against the other in terms hereof or arising from the failure of the Conditions Precedent.

4	Due diligence investigation

4.1	The Seller and the Company hereby grant to the Purchaser the right during the Due Diligence Period to undertake a due diligence review of the Company and its business, involving such steps as the Purchaser in its reasonable discretion shall deem necessary to investigate the affairs of the Company and its business including, without limiting the generality of the foregoing, the employees, history, state of affairs, financial position, operational and strategic health, assets and liabilities of the Company.

4.2	The Seller and the Company undertake throughout to co-operate fully with the Purchaser and its representatives and to make available, during normal business hours, to the Purchaser, its employees, attorneys, Auditors and other representatives, all such documents, contracts, reports, printouts, audited annual financial statements, auditors' working papers, management accounts, income tax assessments and returns, and all other records and information as the Purchaser and/or any of the aforesaid may require.

4.3	The Purchaser shall conduct the Due Diligence Investigation in good faith and shall be entitled to notify the Seller that it is not satisfied with the results of the Due Diligence Investigation.

5	SALE

5.1	Upon and subject to the terms and conditions of this Agreement, the Seller hereby agrees to sell to the Purchaser, which hereby agrees to purchase, on the Effective Date the Sale Equity, as one indivisible transaction.

5.2	All risk in and all benefit attaching to the Sale Equity will, against payment of the full Purchase Consideration, pass to the Purchaser at the Closing Time on the Effective Date.

5.3	Possession and effective control of the Sale Equity will be given to the Purchaser at the Closing Time on the Effective Date. The Seller will accordingly retain the right to exercise all voting rights attaching to the Sale Shares until the Closing Time.

6	purchase CONSIDERATION

6.1	The Purchase Consideration shall be settled by way of the Purchaser issuing 2,000,000 (two million) Consideration Shares to the Seller, equal to the value of the Purchase Consideration on the Effective Date, calculated at a fixed share issue price of USD0.55 per Consideration Share.

6.2	The Purchase Consideration will be allocated as follows -

6.2.1	in respect of the Sale Claims, the face value thereof; and

6.2.2	in respect of the Sale Shares, the balance of the consideration.

7	CLOSING

7.1	On the Effective Date the Seller will deliver to the Purchaser –

7.1.1	A copy of the original share certificates in respect of the Sale Shares;

7.1.2	A copy of the signed share transfer forms in respect of the Sale Shares;

7.1.3	A copy of the resolutions of directors of the Seller approving the transfer of the Sale Equity pursuant to this Agreement; and

7.1.4	A copy of the resolutions of directors of the Company noting the cession of the Sale Claims (if any) to the Purchaser.

7.2	Against settlement of the Purchase Consideration, the Seller hereby cedes to the Purchaser all of its right, title and interest in and to the Sale Claims with effect from the Effective Date.

8	WARRANTIES BY SELLER & PURCHASER INDEMNITIES

8.1	The Seller hereby gives to and in favour of the Purchaser only the warranties set out below, and no others. Save for these warranties, this sale is on a voetstoots basis, with no further warranties or representations, or term as to fitness for any purpose, express or implied, being given by the Seller to the Purchaser: The warranties are –

8.1.1	the Seller is the legal and beneficial owner of the Sale Equity and entitled to dispose of the same;

8.1.2	to the best of the Seller's knowledge and belief after reasonable enquiry, the Company has a single class of shares and is authorised to issue a maximum of 50,000 shares of a single class with a par value of US$0.01 each, which shares rank pari passu;

8.1.3	to the best of the Seller's knowledge and belief after reasonable enquiry, the liabilities of the Company do not exceed those reflected in the Company's management accounts dated July 2024; and

8.1.4	no other party has any claim to or over or in respect of the Sale Equity, nor is it encumbered in any way.

8.2	The Purchaser shall indemnify and hold the Seller and each of its directors harmless against all claims, damage, loss and/or expense which may be made against and/or suffered by the Seller or and any of its directors in connection with and/or arising from the Purchaser's operation of the Company after the Effective Date (including all potential claims disclosed in writing during the Due Diligence Investigation).

8.3	The Purchaser undertakes that it will not commence, prosecute or cause or permit to be commenced or prosecuted against the Seller or any of its directors and officers any action or other proceeding, including, without limitation, an arbitration or other alternative dispute resolution procedure, based upon any claim, demand, cause of action, obligation, damage, or liability in connection with and/or arising from the operation of the Company or under this Agreement, save for in the event of criminal conduct or fraud.

9	general WARRANTIES

9.1	Each of the Parties hereby warrants to and in favour of the other that –

9.1.1	it has the legal capacity and has taken all necessary corporate action required to empower and authorise it to enter into this Agreement;

9.1.2	this Agreement constitutes an agreement valid and binding on it and enforceable against it in accordance with its terms;

9.1.3	the execution of this Agreement and the performance of its obligations hereunder does not and shall not –

9.1.3.1	contravene any law or regulation to which that Party is subject;

9.1.3.2	contravene any provision of that Party's constitutional documents; or

9.1.3.3	conflict with or constitute a breach of any of the provisions of any other agreement, obligation, restriction or undertaking which is binding on it; and

9.1.4	to the best of its knowledge and belief, it is not aware of the existence of any fact or circumstance that may impair its ability to comply with all of its obligations in terms of this Agreement;

9.1.5	it is entering into this Agreement as principal (and not as agent or in any other capacity);

9.1.6	the natural person who signs and executes this Agreement on its behalf is validly and duly authorised to do so;

9.1.7	no other party is acting as a fiduciary for it; and

9.1.8	it is not relying upon any statement or representation by or on behalf of any other Party, except those expressly set forth in this Agreement.

9.2	Each of the representations and warranties given by the Parties in terms of clause 9.1 shall –

9.2.1	be a separate warranty and will in no way be limited or restricted by inference from the terms of any other warranty or by any other words in this Agreement;

9.2.2	continue and remain in force notwithstanding the completion of any or all the transactions contemplated in this Agreement; and

9.2.3	prima facie be deemed to be material and to be a material representation inducing the other Party to enter into this Agreement.

10	SUPPORT

The Parties undertake at all times to do all such things, perform all such actions and take all such steps and to procure the doing of all such things, the performance of all such actions and the taking of all such steps as may be open to them and necessary for or incidental to the putting into effect or maintenance of the terms, conditions and/or import of this Agreement.

11	breach

11.1	In the event of any of the Parties ("Defaulting Party") committing a breach of any of the terms of this Agreement and failing to remedy such breach within a period of five (5) days after receipt of a written notice from another Party ("Aggrieved Party") calling upon the Defaulting Party so to remedy, then the Aggrieved Party shall be entitled, at its sole discretion and without prejudice to any of its other rights in law, either to claim specific performance of the terms of this Agreement or to cancel this Agreement forthwith and without further notice, and in either case to claim and recover damages from the Defaulting Party.

11.2	The Parties agree that any costs awarded will be recoverable on an attorney-and-own-client scale unless the Court specifically determines that such scale shall not apply, in which event the costs will be recoverable in accordance with the High Court tariff, determined on an attorney-and-client scale.

12	benefit of the agreement

This Agreement will also be for the benefit of and be binding upon the successors in title and permitted assigns of the Parties or any of them.

13	applicable law and jurisdiction

This Agreement will in all respects be governed by and construed under the laws of the British Virgin Islands.

14	COSTS

Except as otherwise specifically provided herein, each Party will bear and pay its own legal costs and expenses of and incidental to the negotiation, drafting, preparation and implementation of this Agreement.

15	SIGNATURE

15.1	This Agreement is signed by the Parties on the dates and at the places indicated below.

15.2	This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same Agreement as at the date of signature of the Party last signing one of the counterparts.

15.3	The persons signing this Agreement in a representative capacity warrant their authority to do so.

15.4	The Parties record that it is not required for this Agreement to be valid and enforceable that a Party shall initial the pages of this Agreement and/or have its signature of this Agreement verified by a witness.

SIGNED at Cape Town on September 17, 2024

For and on behalf of
PSYENCE GROUP INC

Signature Taryn Vos
Name of Signatory Authorised Signatory
Designation of Signatory

SIGNED at Toronto on September 17, 2024

For and on behalf of
PSYENCE BIOMEDICAL LTD

Signature Neil Maresky

Name of Signatory Director
Designation of Signatory

SIGNED at Cape Town on September 17, 2024

For and on behalf of
PSYENCE LABS LTD.

Signature Tony Budden
Name of Signatory CEO
Designation of Signatory